Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

VIA EDGAR

January 05, 2024

Jaea F. Hahn, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	File Nos. 033-70742 and 811-08090
Funds:

LVIP American Century Balanced Fund, LVIP American Century Capital Appreciation Fund, LVIP American Century Disciplined Core Value Fund, LVIP American Century Inflation Protection Fund, LVIP American Century International Fund, LVIP American Century Large Company Value Fund, LVIP American Century Mid Cap Value Fund, LVIP American Century Ultra Fund, LVIP American Century Value Fund (the “Funds”)

Dear Ms. Hahn:

This letter responds to your comments, provided via phone on December 7, 2023, to the Registrant’s registration statement filed on Form 485APOS on October 31, 2023, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

General Comments

1)	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement.

2)	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.

3)	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.

4)	Add headings to the Item 9 discussion of the Funds’ principal risks.

Response: The Registrant will respond as requested.

LVIP American Century Balanced Fund

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

5)

Given the mention of environmental, science and governance (“ESG”) integration within the strategy for the Fund, consider more clearly explaining the definition of ESG and whether all three factors are given equal weighting in the Item 9 discussion of the investment strategy. If the Fund is ESG-focused, please include the Fund’s ESG proxy voting policy or a discussion of why one is not included. If the fund is an ESG-focused fund, include disclosure in the Item 9 discussion of the investment strategy relating to the scoring models used by the Fund and the third-party sources of data for scoring along with an ESG risk that discloses such providers.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

6)	Consider clarifying what the Fund considers to be “equity” in the Item 4 discussion of the investment strategy.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

7)	Please revise the use of “may” in the discussion of the Fund’s strategy in order to clarify what the portfolio managers “intend to” do.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

8)

In reference to the statement, “Final scores for each security are evaluated on a sector-specific basis, and the fund seeks to hold securities with the strongest scores in their respective sectors. Using this process, the portfolio managers attempt to build a portfolio of stocks that has sustainable competitive advantages, provides better returns without taking on significant additional risk, and maintains a stronger ESG profile than the S&P 500 Index,” please clarify how this will be measured and whether the index has an ESG profile.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

9)	Consider including an explanation of what the Fund means by “Large Cap.”

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

10)

Disclose whether the Fund’s ESG criteria will be applied to each security selected or whether other criteria will also be considered. For example, if ESG information about a security is incomplete, will such a security still be selected?

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

11)

Disclose in the discussion of the investment strategy in Items 4 and 9 (1) what is the expected allocation split between equity and fixed income; (2) whether “high-and medium-grade money market debt securities” means “investment grade” or define it otherwise; whether ESG will also be considered for the fixed income portfolio; (3) whether there will also be non-U.S. fixed income securities; (4) and whether collateralized loan obligations will include covenant light loans. If covenant light loans are included in this definition, include a corresponding principal risk.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

12)	Clarify what derivatives the fund intends to invest in, as opposed to what it may invest in, and what those derivatives will be used for.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

13)

Given “Foreign Securities Risk,” please consider mention of such foreign securities, and disclosure that those securities may experience stale prices if local markets are closed, in the discussion of the Fund’s investment strategy. Further, if the Fund invests in emerging markets, include a definition of what the Fund considers to be an emerging market.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

14)	Consider tailoring “Derivatives Risk” to the specific derivatives that pose risks as a principal investment in the Fund.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

15)	State supplementally the performance benchmark for the Fund.

Response: The performance benchmark for each of the Funds will be as follows:

Fund	Benchmark
LVIP American Century Balanced Fund	Blended Index (comprised of 60% S&P 500® Index and 40% Bloomberg U.S. Aggregate Bond Index)
LVIP American Century Capital Appreciation Fund	Russell Midcap® Growth Index
LVIP American Century Disciplined Core Value Fund	Russell 1000® Value Index
LVIP American Century Inflation Protection Fund	Bloomberg U.S. Treasury Inflation Protected Securities (TIPS) Index
LVIP American Century International Fund	MSCI EAFE Index
LVIP American Century Large Company Value Fund	Russell 1000 Value Index
LVIP American Century Mid Cap Value Fund	Russell Midcap® Value Index
LVIP American Century Ultra Fund	Russell 1000® Growth Index
LVIP American Century Value Fund	Russell 1000® Value Index

16)

In reference to the statement, “The team arrives at an ESG score by evaluating multiple metrics of each ESG characteristic— environmental, social, and governance,” in the Item 9 discussion of the investment strategy, please begin a new paragraph here.

Response: The requested revisions has been made.

17)

In reference to the statement in Comment 15 above, if the Fund is an ESG-focused fund identify the sources of third-party data used in scoring. If the Fund is an ESG integration fund, please state that ESG is one of several factors considered and that securities with a low ESG score may still be selected.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

18)

In reference to the statement, “Most of the fixed-income assets will be invested in securities that are rated within the four highest categories by a nationally recognized statistical rating organization,” please clarify what portion is meant by “most” and whether below investment grade bonds are included as a principal investment.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

19)	Remove the reference to “VP Balanced” in the Item 9 discussion of the Fund’s principal risks.

Response: The requested revisions has been made.

20)	Consider revising the Fund’s principal risks to refer to risks that the Fund “will” or “intends to” be subject to as opposed to those it “may” be subject to.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

LVIP American Century Capital Appreciation Fund

21)	In the Item 4 discussion of the Fund’s investment strategy, clarify if “stock” refers only to common stock and whether this refers to U.S. stocks.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

22)	In the Item 4 discussion of the Fund’s investment strategy, define “medium-sized companies.”

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

23)

In reference to the statement, “Management of the fund is based on the belief that durable franchises in a growing industry can sustain above average earnings growth” in the Item 4 discussion of the Fund’s investment strategy clarify whether the Fund intends to invest in “durable franchises” and, if so, define.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

24)	In the Item 4 discussion of the Fund’s investment strategy, clarify whether the Fund intends to concentrate in a particular sector.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

25)

In reference to the statement, “Analytical indicators helping to identify signs of business improvement could include accelerating earnings or revenue growth rates, increasing cash flows, or other indications of the relative strength of a company’s business,” clarify what indicators “will” include.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

26)	Consider moving the discussion of ESG factors to the Item 9 discussion of the Fund’s strategy.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

27)

In reference to the statement, “The fund will usually purchase common stocks of companies that are medium-sized at the time of purchase, but it will purchase securities of smaller- and larger-sized companies as well,” please clarify what is meant by “usually purchase” and whether there are limits on the capitalization of securities purchased.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

28)

In the discussion of the Fund’s investment strategy, clarify whether there is a limit on foreign securities and whether the Fund intends to invest in emerging markets. If the Fund intends to invest in emerging markets, define.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

29)

In reference to the statement, “The fund may write covered calls on a portion of the fund’s holdings in common stock when the portfolio managers believe call premiums are attractive relative to the price of the underlying security,” unless the fund “intends to” or “will” use covered calls please move to the Statement of Additional Information (“SAI”).

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

30)	Consider moving “ESG Integration Risk” to the Item 9 discussion of principal risks.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

31)	In the Item 9 discussion of the investment strategy, disclose whether the Fund will continue to hold medium-sized companies if they become small- or large-sized companies over time.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

LVIP American Century Disciplined Core Value Fund

32)	In the discussion of the Fund’s investment strategy, clarify whether the Fund will only invest in the constituents of the S&P 500® Index.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

33)	In the discussion of the Fund’s investment strategy, clarify whether “stocks” refers to common stock.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

34)	Clarify why “Low Dividend Yield Risk” is a principal risk to the fund in the discussion of the Funds investment strategy.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

35)	Please explain why “Price Volatility Risk” is a principal risk to the fund.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

36)

In the Item 9 discussion of the Fund’s investment strategy, clarify which of the securities listed in the definition of “Equity Securities” the Fund intends to invest in as a principal investment and add corresponding risks and discussion in Item 4.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

37)

In reference to the statement, “Although current income is an objective for the fund, if the stocks that make up the S&P 500® Index do not have a high dividend yield, then the fund’s dividend yield will not be high” in the Item 9 discussion of the Fund’s principal risks, please explain why this is not referencing the Fund’s performance benchmark.

Response: The Registrant notes that, while the Russell 1000® Value Index is the performance benchmark for the Fund, as noted in the discussion of the Fund’s strategy, the portfolio managers attempt to create a dividend yield that is greater than that of the S&P 500® Index.

LVIP American Century Inflation Protection Fund

38)

In reference to the statement, “To help protect against U.S. inflation, under normal conditions the fund will invest over 50% of its assets in inflation-indexed debt securities” please explain why the Fund may not invest in more than 55% in U.S. Treasuries as noted in Inflation Risk.

Response: As Registrant notes in the text of Inflation Risk, provisions governing insurance product funds under the Internal Revenue Code require that no more than 55% of the Fund’s assets may be invested in securities issued by the same entity, such as the U.S. Treasury.

39)

In the discussion of the Fund’s investment strategy, clarify whether there is a limit on foreign inflation-indexed securities and whether the Fund intends to invest in emerging markets. If the Fund intends to invest in emerging markets, define.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

40)	Consider including an 80% policy related to Inflation Protection in the name of the Fund.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

41)	Please revise the use of “may” in the discussion of the Fund’s strategy relating to derivatives in order to clarify what the portfolio managers “intend to” do.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

42)

Clarify whether collateralized loan obligations will include covenant light loans and, if so, disclose whether the Fund intends to invest in these as a principal investment and include a corresponding principal risk.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

43)	Consider moving the following statement to the Item 9 discussion of the Fund’s strategy:

Securities issued by the U.S. Treasury and certain U.S. government agencies, such as the Government National Mortgage Association (Ginnie Mae), are supported by the full faith and credit of the U.S. government. Securities issued by other U.S. government agencies, such as the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac), and the Federal Home Loan Bank are not guaranteed by the U.S. Treasury or supported by the full faith and credit of the U.S. government. However, these agencies are authorized to borrow from the U.S. Treasury to meet their obligations. Inflation-indexed securities issued by non-U.S. government entities are backed only by the credit of the issuer.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

44)	Consider tailoring “Derivatives Risk” to the specific derivatives that pose risks as a principal investment in the Fund.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

45)	Clarify whether “Bank Loan Risk” is relevant to principal investments used by the Fund and, if not, delete.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

LVIP American Century International Fund

46)	Clarify whether the Fund may invest in issuers of any market capitalization.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

47)	Clarify what percentage of assets will be in “non-U.S.” issuers and how the Fund defines this.

Response: The Registrant will consider this revision as part of its annual update in May of 2024, but notes the following discussion of investment in developed countries in the Item 9 discussion of the Fund’s investment strategy:

The fund invests primarily in securities issued by companies located in developed countries. The fund considers a security to be from a developed country if its issuer is located in the following developed countries list, which is subject to change: Australia, Austria, Belgium, Bermuda, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Luxembourg, the Netherlands, New Zealand,

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. The fund may also invest in securities issued by companies located in emerging markets countries. The fund considers a security to be an emerging market security if its issuer is located outside of the countries listed above.

48)	Clarify whether the Fund invests in emerging markets and, if so, include a definition of what the Fund considers to be an emerging market.

Response: The Registrant will consider this revision as part of its annual update in May of 2024, but notes the discussion of the Fund’s definition of “emerging markets” as noted in its response to Comment 47.

49)

Given the mention of environmental, science and governance ESG integration within the strategy for the Fund, consider more clearly explaining the definition of ESG and whether all three factors are given equal weighting in the Item 9 discussion of the investment strategy. If the Fund is ESG-focused, please include the Fund’s ESG proxy voting policy or a discussion of why one is not included. If the Fund is an ESG integration fund, note that ESG is one of a number of factors that are considered. If the fund is an ESG-focused fund, include disclosure in the Item 9 discussion of the investment strategy relating to the scoring models used by the Fund and the third-party sources of data for scoring along with an ESG risk that discloses such providers.

Response: The Registrant will consider this revision as part of its annual update in May of 2024 but notes the following discussion of ESG integration within the Item 9 discussion of the Fund’s investment strategy:

In addition to fundamental financial metrics, the portfolio managers may also consider environmental, social, and/or governance (ESG) data. However, the portfolio managers may not consider ESG data with respect to every investment decision and, even when such data is considered, they may conclude that other attributes of an investment outweigh ESG considerations when making decisions for the fund.

50)	Consider clarifying what the Fund considers to be “equity” in the Item 4 discussion of the investment strategy and include corresponding risk factors.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

51)

In reference to the statement, “Equity securities include common stock, preferred stock, and equity-equivalent securities, such as securities convertible into common stock, stock futures contracts or stock index futures contracts” please define stock futures contracts or stock index futures contracts.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

52)

In reference to the statement, “However, the fund can purchase other types of securities as well, such as forward currency exchange contracts, notes, bonds and other debt securities of companies, and obligations of domestic or foreign governments and their agencies” please clarify whether these are

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

principal investments and, if so, identify them in the Item 4 discussion of the investment strategy as principal investments and describe associated risks. If not, note this in the Item 9 discussion of the Fund’s investment strategy.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

53)

Please clarify what price is referred to and what the based of comparison is for the following statement, “This volatility can be greater than that of the average stock fund,” in the Item 9 description of the Fund’s principal risks.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

54)

In reference to the statement, “Investing a significant portion of assets in one country or region makes the fund more dependent upon the political and economic circumstances of that country or region than funds that invest more broadly,” in the Item 9 description of the Fund’s principal risks, please note what country this references.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

LVIP American Century Large Company Value Fund

55)	Please include “(including borrowings for investment purposes)” in the Fund’s 80% policy language.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

56)

Given the mention of environmental, science and governance ESG integration within the strategy for the Fund, consider more clearly explaining the definition of ESG and whether all three factors are given equal weighting in the Item 9 discussion of the investment strategy. If the Fund is ESG-focused, please include the Fund’s ESG proxy voting policy or a discussion of why one is not included. If the Fund is an ESG integration fund, note that ESG is one of a number of factors that are considered. If the fund is an ESG-focused fund, include disclosure in the Item 9 discussion of the investment strategy relating to the scoring models used by the Fund and the third-party sources of data for scoring along with an ESG risk that discloses such providers.

Response: The Registrant will consider this revision as part of its annual update in May of 2024 but notes the following discussion of ESG integration within the Item 9 discussion of the Fund’s investment strategy:

In addition to fundamental financial metrics, the portfolio managers may also consider environmental, social, and/or governance (ESG) data. However, the portfolio managers may not consider ESG data with respect to every investment decision and, even when such data is considered, they may conclude that other attributes of an investment outweigh ESG considerations when making decisions for the fund.

57)	Consider adding a risk relating to investment in large companies.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

58)	Consider clarifying what the Fund considers to be “equity” in the Item 4 discussion of the investment strategy and include corresponding risk factors.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

LVIP American Century Mid Cap Value Fund

59)	Please include “(including borrowings for investment purposes)” in the Fund’s 80% policy language.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

60)

Given the mention of environmental, science and governance ESG integration within the strategy for the Fund, consider more clearly explaining the definition of ESG and whether all three factors are given equal weighting in the Item 9 discussion of the investment strategy. If the Fund is ESG-focused, please include the Fund’s ESG proxy voting policy or a discussion of why one is not included. If the Fund is an ESG integration fund, note that ESG is one of a number of factors that are considered. If the fund is an ESG-focused fund, include disclosure in the Item 9 discussion of the investment strategy relating to the scoring models used by the Fund and the third-party sources of data for scoring along with an ESG risk that discloses such providers.

Response: The Registrant will consider this revision as part of its annual update in May of 2024 but notes the following discussion of ESG integration within the Item 9 discussion of the Fund’s investment strategy:

In addition to fundamental financial metrics, the portfolio managers may also consider environmental, social, and/or governance (ESG) data. However, the portfolio managers may not consider ESG data with respect to every investment decision and, even when such data is considered, they may conclude that other attributes of an investment outweigh ESG considerations when making decisions for the fund.

61)	Consider clarifying what the Fund considers to be “equity” in the Item 4 discussion of the investment strategy and include corresponding risk factors.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

62)	Consider removing Foreign Securities Risk from Item 4 and Item 9 risk sections if foreign securities are not a principal investment of the Fund.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

63)	Consider removing IPO Risk from Item 4 and Item 9 risk sections if initial public offerings are not a principal investment of the Fund.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

64)	In the discussion of the Fund’s strategy in Items 4 and 9, please clarify the Russell index used within the Fund.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

LVIP American Century Ultra Fund

65)	Consider defining “larger-sized companies” in the discussion of the Fund’s investment strategy.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

66)	Consider clarifying whether “stocks” include only common stocks or other types of equity investments.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

67)	As it relates to the statement, “Among other variables, the portfolio managers will consider the fund’s growth and momentum profile relative to the benchmark,” clarify what the benchmark is.

Response: Please reference the Fund’s benchmark as noted in Registrants response to Comment 15.

68)

In the discussion of the Fund’s investment strategy, clarify whether there is a limit on foreign securities and whether the Fund intends to invest in emerging markets. If the Fund intends to invest in emerging markets, define.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

69)	Clarify whether covered calls are the only form of derivative the Fund intends to use as a principal investments.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

70)	State that the Fund will be non-diversified in the discussion of its investment strategy.

Response: The requested revision has been made.

LVIP American Century Value Fund

71)

Consider clarifying the term “stocks” as used in the Item 4 discussion of the Fund’s investment strategy includes only common stocks or whether other types of “Equity Securities” as contemplated in the Item 9 discussion of the Fund’s investment strategy are included in this definition.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

72)

In the discussion of the Fund’s investment strategy, clarify whether there is a limit on foreign securities and whether the Fund intends to invest in emerging markets. If the Fund intends to invest in emerging markets, define.

Response: The Registrant will consider this revision as part of its annual update in May of 2024.

73)

Given the mention of environmental, science and governance ESG integration within the strategy for the Fund, consider more clearly explaining the definition of ESG and whether all three factors are given equal weighting in the Item 9 discussion of the investment strategy. If the Fund is ESG-focused, please include the Fund’s ESG proxy voting policy or a discussion of why one is not included. If the Fund is an ESG integration fund, note that ESG is one of a number of factors that are considered. If the fund is an ESG-focused fund, include disclosure in the Item 9 discussion of the investment strategy relating to the scoring models used by the Fund and the third-party sources of data for scoring along with an ESG risk that discloses such providers.

Response: The Registrant will consider this revision as part of its annual update in May of 2024 but notes the following discussion of ESG integration within the Item 9 discussion of the Fund’s investment strategy:

In addition to fundamental financial metrics, the portfolio managers may also consider environmental, social, and/or governance (ESG) data. However, the portfolio managers may not consider ESG data with respect to every investment decision and, even when such data is considered, they may conclude that other attributes of an investment outweigh ESG considerations when making decisions for the fund.

Statement of Additional Information (“SAI”)

74)

Explain supplementally why fundamental restriction number one in the SAI does not conflict with the 55% limitation on the LVIP American Century Inflation Protection Fund’s net assets being invested in securities issued by the same entity, such as the U.S. Treasury.

Response: The Registrant notes that the fundamental policy referenced in the SAI relates to limitations on the Fund’s security concentration under the Investment Company Act of 1940, while the 55% restriction on issuers relates to the Fund’s diversification requirements under Section 817(h) of the Internal Revenue Code for variable product mutual funds. These two requirements are not mutually exclusive, nor do they contradict each other.

75)	Clarify in the discussion of the LVIP American Century Ultra® Fund’s investment strategy that it is not diversified.

Response: The requested revision has been made.

76)

Please explain supplementally the purpose of this statement, “The Securities and Exchange Commission’s (“SEC”) staff has taken the position that, for purposes of the concentration disclosure requirement, a fund investing more than 25% of its assets in an industry may be concentrating in that industry. See Registration Form Used by Open-End Management Investment Companies, Investment

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

Company Act Release No. 23064 (Mar. 13, 1998), at note 163. Notwithstanding fundamental investment restriction 1 above, a Fund may concentrate in a particular industry to the extent that such concentration results from the Fund’s tracking or replication of an index.”

Response: The Registrant notes that this language is used more broadly amongst the funds within the Trust. The Registrant further notes that the prospectus and the Funds are not expected to be utilized until late April after the closing of a prospective merger.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management
Enclosures

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Sharon Alyanakian
Teriana Griggs